EXHIBIT  A

PROPOSED AMENDMENT TO THE BYLAWS TO
ESTABLISH A CLASSIFIED BOARD OF DIRECTORS

Section 2 of Article II of the Bylaws is amended to provide as follows:

Sections 2. Election. The board of directors shall consist of twelve members and shall be elected at the annual meeting of the stockholders or at a special meeting held in place thereof. Subject to law, to the articles of association and to the other provisions of these bylaws, each director shall hold office until his or her term of office expires and until his or her successor shall have been elected and qualified. The directors shall be divided, with respect to the terms for which they severally hold office, into three classes, hereby designated as Class I, Class II and Class III. Each class shall have at least three directors and the three classes shall be as nearly equal in number as possible. The initial terms of office of the Class I, Class II and Class III directors, elected at the 1995 annual meeting of shareholders, shall expire at the next succeeding annual meeting of shareholders, the second succeeding annual meeting of shareholders and the third succeeding annual meeting of shareholders, respectively. At each annual meeting of shareholders after 1995, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders to be held in the third year following the year of their election. No director may be removed from office prior to the expiration of his or her term of office except for cause. For purposes of this Section, the term "cause" means a willful and continued failure to perform the duties of a director (other than failure resulting from incapacity due to physical or mental illness) or conduct which is demonstrably and materially injurious to the corporation, monetarily or otherwise. Such removal from office can be effected only upon the affirmative vote of three quarters of the remaining membership of the board of directors. The board of directors shall elect from its members a chairman of the board of directors who will serve as such for one year or during the balance of his or her term as a director, whichever is less, and until a successor is elected and qualified.